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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )*
                                             ----


                                CB Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   124936-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

George L. Koehm, 126 E. Fourth Street, P.O. Box 363, Michigan City, IN  46360
                                 (219)873-2800
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 11, 1997
           ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 124936-10-5           SCHEDULE 13D          Page    2   of   8   Pages
                                                            -----    -----


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Joseph F. Heffernan
            SS. No. ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                        (b) / /

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

             SC and PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Indiana
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF                  59,826
       SHARES              -----------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                     0
        EACH               -----------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                    53,668
        WITH               -----------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                 6,158
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 59,826
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                                 5.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO. 124936-10-5                                          Page 3 of 8 Pages
---------------------                                          -----------------


ITEM 1:      Security and Issuer.
             -------------------

ITEM 1 (a):  Title of Class of Securities
             Common Stock, par value $.01 per share

ITEM 1 (b):  Name and Address of the Principal Executive Office
             of the Issuer

             CB Bancorp, Inc.
             126 E. Fourth Street
             P.O. Box 363
             Michigan City, Indiana  46360

ITEM 2:      Identity and Background
             -----------------------

ITEM 2 (a):  Name

             Joseph F. Heffernan

ITEM 2 (b):  Address

             CB Bancorp, Inc.
             126 E. Fourth Street
             P.O. Box 363
             Michigan City, Indiana  46360

ITEM 2 (c):  Principal Occupation

             Chairman of the Board and Chief Executive Officer
             CB Bancorp, Inc.
             126 E. Fourth Street
             P.O. Box 363
             Michigan City, Indiana  46360

             President and Chief Executive Officer
             Community Bank, A Federal Savings Bank
             126 E. Fourth Street
             P.O. Box 363
             Michigan City, Indiana  46360


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CUSIP NO. 124936-10-5                                         Page 4 of 8 Pages
---------------------                                         -----------------


ITEM 2 (d):  Criminal Proceedings

             None

ITEM 2 (e):  Civil Proceedings

             None

ITEM 2 (f):  Citizenship

             United States


ITEM 3:     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

            The Reporting Person currently may be deemed beneficial owner of: 1) 27,600 shares purchased in the Conversion of Community Bank, A Federal Savings Bank from mutual to stock form; 2) 1,926 unvested shares awarded to the Reporting Person pursuant to the Community Bank, A Federal Savings Bank Recognition and Retention Plans and Trust for Officers and Employees as to which the Reporting Person exercises voting rights; 3) 7,704 vested shares awarded to the Reporting Person under the Community Bank, A Federal Savings Bank Recognition and Retention Plans and Trust; 4) 6,158 shares received under the Community Bank, A Federal Savings Bank Employee Stock Ownership Plan; and 5) 16,438 shares awarded pursuant to options granted by the Issuer that are exercisable.

            The 27,600 shares purchased in the Conversion were purchased with $138,000 of personnel funds on December 23, 1992.


ITEM 4:     Purpose of Transaction.
            ----------------------

            Describe any plans or proposals which the reporting person may have which relate to or would result in:

ITEM 4(a): The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

            None


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CUSIP No. 124936-10-5                                     Page of 5 to 8 Pages
---------------------                                     --------------------


ITEM 4(b): An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            None

ITEM 4(c): A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            None

ITEM 4(d): Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

            None

ITEM 4(e): Any material change in the present capitalization or dividend policy of the issuer;

            None

ITEM 4(f): Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

            None

ITEM 4(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            None

ITEM 4(h): Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            None


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CUSIP No. 124936-10-5                                     Page of 6 to 8 Pages
---------------------                                     --------------------


ITEM 4(i): A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            None

ITEM 4(j):  Any action similar to any of those enumerated above.

            None

Mr. Heffernan is Chairman of the Board and Chief Executive Officer of the issuer and, in such position, Mr. Heffernan is considered to be a controlling person of the issuer. He has responded to this Section 4 in his individual capacity and not in his fiduciary capacity as the chairman and chief executive officer.

ITEM 5:     Interest in Securities of the Issuer.
            ------------------------------------

ITEM 5(a):  59,826

ITEM 5(b):  Sole Voting Power: 59,826
            Shared Voting Power: 0
            Sole Dispositive Power: 53,668
            Shared Dispositive Power: 6,158

ITEM 5(c): Mr. Heffernan has engaged in the following transactions of the issuer's stock in the last 60 days:

            None

            Mr. Heffernan became a 5% owner of CB Bancorp, Inc. (the "Company") as a result of the allocation of 1,162 shares of common stock of the issuer under the Community Bank, A Federal Savings Bank Employee Stock Ownership Plan as of December 31, 1996, which allocation became known on February 11, 1997 for Section 13(d) purposes.

ITEM 5(d): The Trustee of the Community Bank, A Federal Savings Bank Employee Stock Ownership Plan has sole dispositive power over 6,158 shares.

ITEM 5(e):  N/A



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CUSIP No. 124936-10-5                                     Page of 7 to 8 Pages
---------------------                                     --------------------


ITEM 6:     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to Securities of the Issuer.
            -----------------------------------

            None

ITEM 7:     Exhibits.
            --------

            None





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CUSIP No. 124936-10-5                                     Page of 8 to 8 Pages
---------------------                                     --------------------


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 21, 1997                                /s/ Joseph F. Heffernan
-----------------                                -----------------------
Date                                             Signature